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                                                                  Exhibit (a)(5)

                                                                         ANNEX A

                         [Logo Letterhead appears here]

                                  July 3, 2001

Personal and Confidential

The Board of Directors
Full Line Distributors, Inc.
1200 Airport Drive
Ball Ground, GA 30107

Members of the Board of Directors:

   You have asked CoView Capital, Inc. ("CoView") to render a written opinion (the "Opinion") to the Board of Directors as to the fairness, from a financial point of view, to the holders of the common stock of Full Line Distributors, Inc. ("Full Line" or "the Company"), of the Consideration (defined below) to be received by such holders pursuant to an Agreement and Plan of Merger (the "Purchase Agreement") to be entered into by and between the Acquisition Corp., a wholly-owned subsidiary of Broder Bros., Co. (collectively, the "Buyer") and Full Line.

   The Purchase Agreement provides for, among other things, a tender offer by Buyer for all the outstanding shares of the Company (the "Offer" or "Tender Offer") pursuant to which holders of the common stock, no par value, of Full Line (the "Full Line Common Stock") will receive $2.95 per share, net to the holder, in cash (the "Consideration"). The Purchase Agreement further provides that the holders of in-the-money options to purchase Full Line Common Stock will receive cash equal to $2.95 per share, less the applicable per share exercise price for such options. The Purchase Agreement also provides that, following completion of the Tender Offer, the Buyer shall be merged into the Company and each share then outstanding (other than shares owned by the Buyer) shall be converted into the right to receive the Consideration (the "Merger") (the Offer and the Merger being referred to herein as the "Transaction").

   In arriving at our Opinion, we:

     (a) Reviewed the terms of a draft of the Purchase Agreement, dated June 29, 2001;

     (b) Reviewed annual reports and audited financial statements for Full Line for the fiscal years ended December 30, 1995 through December 30, 2000;

     (c) Reviewed Full Line's Form 10-K and Full Line's Form 10-Q fillings with the Securities and Exchange Commission for the fiscal years 1999 and 2000 and Full Line's Form 10-Q for the quarter ended March 31, 2001;

     (d) Reviewed financial projections for Full Line prepared by management of the Company;

     (e) Held discussions with the senior management of Full Line with respect to the Company's business and prospects for future growth;

     (f) Performed a discounted cash flow analysis of Full Line using certain assumptions of future performance provided to us by management of the Company;

     (g) Reviewed and analyzed certain publicly available financial data for companies we deemed relatively comparable to Full Line;


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     (h) Reviewed and analyzed certain publicly available information with respect to transactions that we deemed relatively comparable to the Transaction;

     (i) Reviewed public information concerning Full Line, and;

     (k) Performed such other analyses and reviewed such other information as we deemed appropriate.

   In rendering our Opinion, we relied upon and assumed, without independent verification or investigation, the accuracy and completeness of all of the financial and other information provided to or discussed with us by Full Line and its employees, representatives and affiliates. With respect to forecasts of the future financial condition and operating results of the Company provided to or discussed with us, we assumed, without independent verification or investigation, that such forecasts were reasonably prepared on bases reflecting the best available information, estimates and judgments of the management of Full Line.

   We have assumed that the final terms of the Purchase Agreement will not vary materially from those set forth in the draft reviewed by us. We have neither made nor obtained any independent evaluations or appraisals of the assets or liabilities of Full Line. We are not expressing any opinion as to the underlying valuation, future performance or long-term viability of Full Line, or the price at which the Full Line Common Stock will trade or otherwise be transferrable subsequent to announcement of the Transaction.

   Our opinion is based on the information available to us and general economic, financial and stock market conditions and circumstances as they exist and can be evaluated by us on the date hereof. It should be understood that the Opinion is given as of this specific date. We do not have any obligation to update, revise or reaffirm the Opinion.

   CoView Capital is an NASD investment banking and advisory firm focused on middle market companies. CoView Capital, as part of its investment banking business, is regularly engaged in the valuation of businesses in connection with mergers and acquisitions, private placements and valuations for corporate and other purposes.

   Pursuant to an engagement letter ("the Engagement Letter") dated February 5, 2001, CoView Capital agreed to provide advisory services and a fairness opinion in connection with the possible sale of all or a portion of the Company. The Company has agreed to pay a fee to CoView Capital of 2% of the aggregate value of the Transaction, including debt assumed, if the Transaction is consummated, as well as to reimburse CoView Capital for reasonable expenses as incurred. The Company has also agreed to indemnify CoView Capital, its directors, officers, agents and employees against certain liabilities and expenses related to CoView Capital's engagement.

   Based upon and subject to the foregoing, and such other factors as we deemed relevant, it is our opinion that, as of the date hereof, the Consideration to be received in the Transaction by the holders of Full Line Common Stock is fair to such holders from a financial point of view. This Opinion is for the use of the Board of Directors of Full Line in its evaluation of the Transaction, and does not constitute a recommendation as to what action any stockholder should take with respect to any matters relating to the Transaction.

                                         Very truly yours,



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